

February 13, 2015

Via E-mail
Mr. Jon Snodgres
Chief Financial Officer
Repligen Corporation
41 Seyon Street, Building 1, Suite 100
Waltham, MA 82453

Re: **Repligen Corporation**
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 14, 2013
File No. 000-14656

Dear Mr. Snodgres:

We have reviewed your response letter dated January 20, 2015 and have the following comments. Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Research and Development, page 4

1. We note your response to our prior comment 2. Notwithstanding your confidential treatment request for provisions and terms in the HDAC Agreement with BioMarin, we deem information regarding the parties' rights and obligations, duration of the agreement and termination provisions to be material to investors. Accordingly, please expand your proposed disclosure to be included in future filing to provide the parties rights and obligations, duration of the agreement and termination provisions.

2. We note your response to our prior comment 3. Notwithstanding your confidential treatment request for cessation provisions of royalties, we deem information relating to the duration of the agreement to be material to investors. Accordingly, please expand your proposed disclosure to be included in future filings to provide the expiration date of the last to expire patent and the "predetermined time" referenced in your disclosure on which the payment of royalties is based.

<u>Patent, License and Proprietary Rights, page 6</u>

3. We note your response to our prior comment 5. Please expand your proposed disclosure to provide the expected expiration date if your HDAC inhibitors patent application is granted.

You may contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director